Filed by USA Interactive
Pursuant to Rule 425 Under the Securities Act of 1933
Subject Company: Hotels.com
Commission File No.: 000-29575

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History

SK Broadcasting
HSN
Ticketmaster
USA Entertainment
Citysearch
Hotels.com
Match
PRC
Expedia
Evite
TVTG
Interval
EPI
uDate
Expedia 100%
Hotels.com 100%
TM 100%
1995
1996
1997
1998
1999
2000
2001
2002
2003
USA Broadcasting
USA Entertainment

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Inflection #1: Primitive Interactivity

HSN
Ticketmaster
1996
1997
Citysearch
Hotels.com
PRC
Expedia
TVTG
EPI
Match
Evite
Interval
uDate
USA Broadcasting

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Inflection #2: Traditional Media

HSN
Ticketmaster
Citysearch
Hotels.com
PRC
Expedia
TVTG
EPI
Expedia 100%
Hotels.com 100%
TM 100%
USA Entertainment
Match
Internal
uDate
1997
1998
USA Broadcasting
USA Entertainment

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The Shift Towards Transactions

REVENUE THROUGH THE SCREEN

1995
2000
2005
11%
Subscrip / Fees
Transactions
44%
Advertising
65%

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Inflection #3: Expedia; Exit Media

HSN
Ticketmaster
Citysearch
Hotels.com
PRC
Expedia
TVTG
EPI
Expedia 100%
Hotels.com 100%
TM 100%
USA Entertainment
Match
Expedia
Interval
uDate
2000
2001
USA Broadcasting
USA Entertainment

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Nearly Doubled our Bet on Expedia

Pre-VUE (a)	Post-VUE (a)
800 mm shares × $21	420 mm shares × $21
= $17 Billion	= $9 Billion

Other Interactive
Media
9%

Cash & Securities
Other Interactive
17%

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Inflection #4: Simplification

HSN
Ticketmaster
Citysearch
Hotels.com
Match
PRC
Expedia
TVTG
EPI
Interval
uDate
USA Broadcasting
Expedia 100%
Hotels.com 100%
TM 100%
2003

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Quadrupled our Bet on Expedia

Pre-VUE (a)	Post-VUE (a)	Today (b)
800 mm shares × $21	420 mm shares × $21	700 mm shares × $29
= $17 Billion	= $9 Billion	= $20 Billion

Other Interactive
Media

9%

Cash & Securities
Other Interactive

17%

Cash & Securities
Other Interactive

36%

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Quintupled our Bet on Travel

Pre-VUE (a)

800 mm shares × $21
= $17 Billion

Media
Other Interactive
Travel

11%

Post-VUE (a)

420 mm shares × $21
= $9 Billion

Cash & Securities
Other Interactive
Travel

22%

Today (b)

700 mm shares × $29
= $20 Billion

Other Interactive
Cash & Securities
Travel

56%

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Strategic Priorities

- Drive Online Migration
- Grow Preeminent Brands
- Maximize Customer Value
- Expand Internationally
- Invest in World Class Technologies

USA's goal is to become the world's largest, most profitable and fastest growing interactive commerce company… by pursuing a multi-brand strategy.

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Today: 8% of Interactive Commerce

Other
92%
USA
8%

Total = $125 billion GTV (U.S. 2002 est.)

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Current Verticals

Books, Music, Video
Auto
Auctions
Computers, Electronics
Other
Tickets
Food
Classifieds
Apparel
Home
TV Electronic Retailing
Travel
Financial Services/ Real Estate

In ~50% of Categories

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Potential Verticals

Books, Music, Video
Auto
Auctions
Computers, Electronics
Auctions (USA's potential)
Other
Tickets
Food
Classifieds
Apparel
Financial Services / Real Estate
Home
TV Electronic Retailing
Travel

In ~75% of Categories

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Today: #10 in Online Reach

COMBINED HOME / WORK UNIQUE VISITORS
March 2003, in millions
Goal: #4
111.3
AOL
109.1
MSN
107.6
Yahoo
54.7
eBay
52.6
Google
47.8
About/ Primedia
47.8
Terra Lycos
37.0
Gator Network
36.2
Amazon
35.9
USA Interactive

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How to Reach #4?

Goal: #4
111.3
109.1
107.6
54.7
52.6
47.2
47.2
37.0
36.2
35.9
AOL
MSN
Yahoo
eBay
Google
Amazon
USA

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Strong Balance Sheet

$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
-$1,000
-$2,000
$3,633
$2,203
$5,811
($1,892)
$3,944
+
=
+
=
Cash at USA
Securities in VUE
Available Cash & Cash Equivalents
Net Debt and Preferred
Net Cash and Securities

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Shareholder Value Creation

USA CAGR = 67%
USA CAGR = 25%
USA INTERACTIVE
DJIA
NASDAQ
12/96
Today

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Perspective vs. Tier 1 Interactive

TRADING METRICS

USA data per USA 2003 budget released [illegible]. eBay per Morgan Stanley research dated [illegible]. Amazon per [illegible] Morgan research dated [illegible]. Yahoo per Thomas Weisel research dated [illegible]. Adjusted EPS for Yahoo represents [illegible] Cash Flow.

Prepared [illegible] - Read important disclaimers

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Diverse Growth Areas

	Long Term EBITA Goal	
TRAVEL	40% +	High Growth
PERSONALS	40% +	High Growth
LOCAL	40% +	High Growth
New Vertical #1	40% +	High Growth
New Vertical #2	40% +	High Growth
TICKETING	20% +	Good Growth
ELECTRONIC RETAIL	20% +	Good Growth

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Travel Services

INTERVAL INTERNATIONAL

Expedia.com
UNITED
Take off for your next vacation with United Air
home flights hotels cars vacation packages cruises deals maps
New York to San Francisco packages
Currently included package items
Choose a hotel for your package
$574.31
Hotel Palomar
Package Wizard
Change your dates
Modify this list
TRAVELER TOOLS

hotels.com
Refine Search
Las Vegas, NV
LOWEST RATE
Bellagio
Green Valley Ranch Resort
Venetian
Aladdin Resort & Casino
Caesars Palace
The Mirage
Alexis Park Resort

Travel Shop

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EBITA – Travel Services

$ in millions

2001:
$129 million
2002:
$281 million
2003B:
$448 million
$120
$100
$80
$60
$40
$20
$0
$18
$35
$35
$41
$57
$70
$83
$71
$83
$108
$135
$122
Interval
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4

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#1 in Online Travel - Gross Bookings U.S.

$ in millions

2000
2001
2002
$1,500
$1,250
$1,000
$750
$500
$250
$0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Expedia, Inc.
Travelocity
Orbitz
hotels.com
Data not available

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#1 in Online Hotel Rooms

40%
35%
30%
25%
20%
15%
10%
5%
0%
USA (Expedia & Hotels.com)
Marriott
Hilton
Travelocity
Priceline
Hotwire

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Electronic Retailing

Lauren Hutton beauty
253-259
Lauren Hutton's Good Stuff No Shine & Suck Ups
Facial Moisturizer & Blotting Papers
HSN Price
$17.95
s&h $4.95
1-800-284-3100
hsn.com
you're watching

3414
236-218
The Look by Randolph Duke Silk Convertible Blouse
4-16, 16W-24W
Choice of Colors
HSN Price $66.00
Today's Special
$54.80
today's special
HSN
Pinstripe Trouser 215-674

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EBITA - Electronic Retailing

$ in millions

2001:
$101 million
2002:
$151 million
2003B:
$200 million
$70
$60
$50
$40
$30
$20
$10
$0
$24
$24
$13
$41
$27
$30
$39
$55
$38
$46
$46
$70
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4

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EBITA - Electronic Retailing

$ in millions

HSN – U.S.
2001: $125 million
2002: $167 million
2003B: $192 million
CAGR = 24%
$70
$60
$50
$40
$30
$20
$10
$0
$25
$28
$25
$48
$33
$36
$40
$54
$35
$45
$46
$65
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

HSN – International & Other
2001: $(96) million
2002: $(17) million
2003B: $8 million
$4
$1
-$2
-$5
-$8
-$11
-$14
-$2
-$4
-$12
-$8
-$6
-$6
-$1
$1
$2
$1
$0
$5
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

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Gross Profit – HSN U.S.

2001 average:
34.0%
2002 average:
37.1%
40%
38%
36%
34%
32%
30%
33.5%
34.5%
34.3%
33.9%
35.5%
38.4%
38.1%
36.7%
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4

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HSN.com Trajectory

$ in millions

As % of
HSN – U.S.
$250
$200
$150
$100
$50
$0
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
0.1%
$2
2.7%
$42
7.7%
$128
11.6%
$187
13.3%
$240
1999
2000
2001
2002
2003B

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Information & Services

ticketmaster
home
concerts
sports
arts & theater
Citysearch
Today in New York
Travel
match.com
Quick Search Results
Detailed Search
Username Search
Quick Search
Keyword Search
It's getting Hot!
entertainment.
The 2003 New York City Coupon Book!
Preview the Savings
Restaurants
Refine Search
ASAHI
CHōGA

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EBITA – Information & Services

$ in millions

2001:
$(10) million loss
2002:
$75 million
2003B:
$186 million
$100
$80
$60
$40
$20
$0
-$20
($5)
$7
($12)
($0)
$7
$27
$18
$23
$24
$41
$22
$99
EPI
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4

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Ticketmaster: A Growth Company

$ in millions

Financial Growth

EBITA CAGR = 27%
Revenue CAGR = 9%

$580
$655
$695
$74
$108
$119
2001
2002
2003B
EBITA
Revenue

New Technologies

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Match: Category Leader

$ in millions

Financial Growth

EBITA CAGR = 93%
Revenue CAGR = 59%

$184
$125
$49
$15
$28
$38
2001
2002
2003B
EBITA
Revenue

Strong Brand

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Match Subscriber Growth

in thousands

2001
2002
1,000
800
600
400
200
0
190
217
253
382
528
604
653
725
900
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q4 PF uDate

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Local is a Huge Opportunity

Citysearch

	Impression Based	Pay for Performance
Local	$90 Billion+ (Verizon SuperPages, Chicago Tribune)	????????? (Citysearch)
National	$100 Billion+ (abc, NBC)	$1.4 Billion (Google, Overture)

Source: Salomon Smith Barney 2001, "The Internet Search Market" and Kelsey Group Custom Research.

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EPI & Citysearch

Home
Dining & Entertainment
Hotels & Travel
Classifieds
Yellow Pages
Change Neighborhood:
West Hollywood, CA
Other Cities
Romantic Date
Top Rated
All Results
Name
Bliss -- American (New)
650 N La Cienega Blvd, West Hollywood, CA
A striking La Cienega space that serves up contemporary American fare to a glamorous crowd.
entertainment Savings
Save 50% on your next purchase - valid anytime
Diaghilev -- French, Russian
1020 N San Vicente Blvd, W Hollywood, CA
With food fit for a Romanov, this opulent Franco-Russian throwback is like a trip back to pre-revolutionary Russia.
$$$$
0.8 miles
8.7
Sona -- American (New)
401 N La Cienega Blvd, West Hollywood, CA
Transcendent cuisine served in an austere, Zen-inspired space.
$$$$
0.9 miles
8.4

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EPI & Expedia

home
flights
hotels
cars
cruises
deals
maps
Los Angeles to Orlando packages
Book this destination online, or call our reservation agents toll-free at 1 (800) 596-0252
Currently included package items
Choose a hotel for your package
Package Wizard
Change your dates
TRAVELER TOOLS
entertainment Savings
Receive a bundle of offers for over 100 popular restaurants and attractions in Orlando. These offers are only good for the duration of your vacation package and will expire once your vacation is over.
Busch Gardens
Receive 50% admission prices.
Sea World
Receive 50% admission prices.
Queen Mary Restaurant
Buy one entree, get one free.
See ALL Entertainment Savings
Get the Entertainment Savings Package for $9.95
Add Item
$2,259.34

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Searchable text section of graphics shown above

Filed by USA Interactive
Pursuant to Rule 425 Under the Securities Act of 1933
Subject Company: Hotels.com
Commission File No.: 000-29575

[USA INTERACTIVE LOGO]

Prepared 4/30/03 - Read important disclaimer(s)

[USA INTERACTIVE LOGO]

History

[CHART]

Reflects transactions as of dates of announcement.

Inflection #1: Primitive Interactivity

[CHART]

Reflects transactions as of dates of announcement.

Inflection #2: Traditional Media

[CHART]

Reflects transactions as of dates of announcement.

The Shift Towards Transactions

REVENUE THROUGH THE SCREEN

1995

[CHART]

2000

[CHART]

2005

[CHART]

Transactions:	$5 Billion	$64 Billion	$200 Billion
Total:	$47 Billion	$146 Billion	$316 Billion

Revenues “through the screen” represent consumer related interactive transactions through television and the personal computer compiled as of 1/29/02.  Includes financial services and online classifieds Compiled estimates per MSDW, Jupiter, Shop.org, McCann Erickson, Zenith Media, Paul Kagan, Prudential, Furman Selz, PaineWebber, SSB, and Forrester.

Inflection #3: Expedia; Exit Media

[CHART]

Reflects transactions as of dates of announcement.

Nearly Doubled our Bet on Expedia

Pre-VUE(a)
800 mm shares × $21
= $17 Billion

[CHART]

Post-VUE(a)
420 mm shares × $21
= $9 Billion

[CHART]

(a) Based on average closing price of 2-month trading period prior to Vivendi transaction announcement date of 12/17/01.

Value split between interactive and media for 2000 based on operating EBITDA contribution from interactive vs. media assets. All share counts and prices are approximated.

Inflection #4: Simplification

[CHART]

Reflects transactions as of dates of announcement.

Quadrupled our Bet on Expedia

Pre-VUE(a)
800 mm shares × $21
= $17 Billion

[CHART]

Post-VUE(a)
420 mm shares × $21
= $9 Billion

[CHART]

Today(b)
700 mm shares × $29
= $20 Billion

[CHART]

(a) Based on average closing price of 2-month trading period prior to Vivendi transaction announcement date of 12/17/01.

(b) Pro Forma for pending Expedia and Hotels.com mergers.

Value split between interactive and media for 2000 based on operating EBITDA contribution from interactive vs. media assets. All share counts and prices are approximated.

Quintupled our Bet on Travel

Pre-VUE(a)
800 mm shares × $21
= $17 Billion

[CHART]

Post-VUE(a)
420 mm shares × $21
= $9 Billion

[CHART]

Today(b)
700 mm shares × $29
= $20 Billion

[CHART]

(a) Based on average closing price of 2-month trading period prior to Vivendi transaction announcement date of 12/17/01.

(b) Pro Forma for pending Expedia and Hotels.com mergers.

Value split between interactive and media for 2000 based on operating EBITDA contribution from interactive vs. media assets. All share counts and prices are approximated.

Scorecard

Pre-VUE

2000:

Shares O/S	800	million
Stock Price	$21.00
Market Cap	$17	billion
Net Cash & Equiv.	$(56	)million
Revenue	$4.6	billion
Free Cash Flow	$(39	)million
EBITA (Operating)	$848	million
CAGR ’99 – ’01	14%

Today

2003B:

Shares O/S	700	million
Stock Price	$29.00
Market Cap	$20	billion
Net Cash & Equiv.	$3.9	billion
Revenue	$6.0	billion
Free Cash Flow	$811	million
EBITA (Total)	$751	million
CAGR ’01 – ’03	97%

Note: 2000 results actual.

Strategic Priorities

[CHART]

Today: 8% of Interactive Commerce

[CHART]

Total = $125 billion GTV (U.S. 2002 est.)

Source: Forrester, CSFB and other Wall Street analyst estimates. Interactive commerce is defined as gross transactions through the TV and PC. Gross transactions for financial services is defined as revenue.

Current Verticals

[CHART]

In ~ 50% of Categories

Source: Forrester, CSFB and other Wall Street analyst estimates.

Potential Verticals

[CHART]

In ~ 75% of Categories

Source: Forrester, CSFB and other Wall Street analyst estimates.

Today: #10 in Online Reach

COMBINED HOME / WORK UNIQUE VISITORS
March 2003, in millions

[CHART]

Data for USA is from a comScore Media Metrix unranked custom entity report defined by USA, representing combined home / work unduplicated reach for all of USA’s subsidiaries, and is compared to the comScore Media Metrix Top 100 Properties list.  Data for other companies is per comScore Media Metrix’s Top 100 Properties report.

How to Reach #4?

•     Grow existing brands

•     New brands

•     New verticals

•      Add traffic

•      Portal-like

•      Communities

[CHART]

Data for USA is from a comScore Media Metrix unranked custom entity report defined by USA, representing combined home/work unduplicated reach for all of USA's subsidiaries, and is compared to the comScore Media Metrix Top 100 Properties list.  Data for other companies is per comScore Media Metrix's Top 100 Properties report.

Scale & Infrastructure

Unique online users (U.S.)	34	million
Worldwide television households	175	million
Active customers	25	million
Customer database	90	million

Inbound phone minutes	800	billion
Inbound phone calls	150	billion
Orders processed	110	million
Items shipped	45	million

Active customers assumes 25% duplication across USA brands

Financial Highlights

$ in millions.  Pro forma adjusted.

	2001	2002	2003B	CAGR
Gross Transactions	$9,033	$12,903	N/A	N/A
Revenue	3,766	4,657	6,008	26%
Gross Profit	1,341	1,834	2,617	40%
Operating Expenses (a)	1,431	1,684	2,268	26%
Operating Income	(90)	150	348	NM
EBITA	193	448	751	97%
Adjusted EPS	$0.24	$0.45	$0.75	77%

(a) Not including one-time items of $26 million and $121 million in 2001 and 2002, respectively.

Source: USA 2003 budget released on 2/6/03.

Strong Balance Sheet

$ in millions, as of December 31, 2002. Pro forma for recent and pending transactions.

[CHART]

As adjusted as of 12/31/02. Pro forma for EPI  transaction, Liberty pre-emptive and Hotels.com share buy backs. Excludes cash due to clients at Ticketmaster.

Putting Our Cash to Work next 12-18 months

•     Conservative reserve ~ $1- $2 billion

•      Organic growth

•      Interactive development

•      Acquisitions

•      Shrink capital structure

Shareholder Value Creation

[CHART]

Perspective vs. Tier 1 Interactive

$ in millions

OPERATING METRICS

		2002 Gross Transaction Value		2003E Revenue		2003E Free Cash Flow		2003E EBITA		Net Cash
USA	#2	$12,903	#1	$6,008	#1	$811	#1	$751	#1	$3,944	(a)
eBay		14,868		2,050		508		646		1,538
Amazon		3,933		4,655		257		256		(990)
Yahoo		N/A		1,320		327		303		774

(a) Includes VUE securities.

USA data per USA 2003 budget released on 2/6/03. eBay per Morgan Stanley research dated 4/23/03.  Amazon per JP Morgan research dated 4/9/03.  Yahoo per Thomas Weisel research dated 4/10/03.

Perspective vs. Tier 1 Interactive

TRADING METRICS

	Price	2003E Adjusted EPS	P/AEPS		Growth 02-03	PEG
USA	$28.00	$0.75	37	x	67%	0.6	x
eBay	$94.00	$1.42	66	x	65%	1.0	x
Amazon	$26.00	$0.33	79	x	94%	0.8	x
Yahoo	$26.00	$0.55	47	x	53%	0.9	x

USA data per USA 2003 budget released on 2/6/03. eBay per Morgan Stanley research dated 4/23/03.  Amazon per JP Morgan research dated 4/9/03.  Yahoo per Thomas Weisel research dated 4/10/03.  Adjusted EPS for Yahoo represents After-Tax Cash Flow.

Diverse Growth Areas

	Long Term EBITA Goal
TRAVEL	40	%+

PERSONALS	40	%+

LOCAL	40	%+	High Growth

New Vertical #1	40	%+

New Vertical #2	40	%+

TICKETING	20	%+
			Good Growth
ELECTRONIC RETAIL	20	%+

Travel Services

[PICTURE]

EBITA – Travel Services

$ in millions.

[CHART]

Source: USA 2003 budget released on February 6, 2003 and other SEC filings. Shaded areas represent Interval, which closed on 9/24/02.

#1 in Online Travel - Gross Bookings U.S.

$ in millions.

[CHART]

Source: Company reports, Expedia estimates.

ROOM figure is gross sales as ROOM does not report gross bookings.

#1 in Online Hotel Rooms

[CHART]

Sources: Smith Travel Research, Travelclick and Thomas Weisel Partners LLC estimates.

Electronic Retailing

[PICTURE]

EBITA - Electronic Retailing

$ in millions.

[CHART]

Source: USA 2003 budget released on February 6, 2003 and other SEC filings.

EBITA - Electronic Retailing

$ in millions.

HSN – U.S.

[CHART]

HSN – International & Other

[CHART]

Source: USA 2003 budget released on February 6, 2003 and other SEC filings.

Gross Profit – HSN U.S.

[CHART]

Source: USA SEC filings.

Product Mix – HSN U.S.

	2001	2002	Gross Profit
Home & Licensing	38%	31%	20-30%
Home Fashions	4%	7%	30-40%
Jewelry	25%	25%	40-50%
Health / Beauty	19%	23%	40-50%
Apparel / Accessories	14%	14%	30-40%

Source: USA SEC filings and HSN estimates.

HSN.com Trajectory

$ in millions

[CHART]

Sources: USA estimates.

Information & Services

[PICTURE]

EBITA – Information & Services

$ in millions.

[CHART]

Source: USA 2003 budget released on 2/6/03. Shaded area represents EPI, which closed on 3/25/03.

Ticketmaster: A Growth Company

$ in millions

Financial Growth

EBITA CAGR = 27%

Revenue CAGR = 9%

[CHART]

New Technologies

Ticket Fast
Box Office Solutions
Group Manager
Account Manager
Team Exchange
Loyalty Manager
Ticket Alerts
Mail Managers
Targeted
Offers/Discounts/Bundles
Dynamic Pricing
Yield Management
Ticket Exchange

Source: USA filings.

Match: Category Leader

$ in millions

Financial Growth

EBITA CAGR = 93%

Revenue CAGR = 59%

[CHART]

Strong Brand

•      8MM users

•      30 Sites in 15 Languages

•      360% subscriber growth since 12/00

•      Significant marketing investment

•      Introducing voice and video technologies

Source: USA filings.

Match Subscriber Growth

in thousands

[CHART]

Source: USA SEC filings.

Local is a Huge Opportunity

[CITYSEARCH LOGO]

Impression Based

Local              $90 Billion+

[VERIZON LOGO]     [CHICAGO TRIBUNE LOGO]

National         $100 Billion+

[ABC LOGO]     [LOGO]

Pay for Performance

Local              ?????????

[CITYSEARCH LOGO]

National         $1.4 Billion

[GOOGLE LOGO]     [OVERTURE LOGO]

Source: Salomon Smith Barney 2002, “The Internet Search Market” and Kelsey Group Custom Research.

Size of the Opportunity

[ENTERTAINMENT LOGO]

COUPONING  $180 BILLION =  80% of US Households Use Coupons

[CHART]

Today:

•      Distribution: 50,000 schools / community groups

•      Direct relationship with only 12% of members

•      $10B total annual merchant sales

•     Avg. member redeems 25+ offers/year

•     Avg. merchant receives 2–3K/year

Electronic Discount Program Will:

•      Add web distribution via USA and portals

•      Increase registrations, renewals, subscriptions

•      Enable EPI to capture % of transaction

•    ~$300 million opportunity

Pie chart depicts US households.  Source:  NCH NuWorld Marketing and AVISO Inc.; Ticketmaster internal estimates.

EPI & Citysearch

[PICTURE]

EPI & Expedia

[PICTURE]

Why we’ve Grown

•     Opportunism

•      Conservatism

•      Embrace change

•      Focus on process

•      Entrepreneurial spirit

•      Excellent management

Important

This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include statements relating to USA’s anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, and/or statements preceded by, followed by or that include the words “believes,” “could,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “projects,” “seeks,” or similar expressions.  These forward-looking statements are necessarily estimates reflecting the best judgment of USA’s senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.  These forward-looking statements are subject to risks, uncertainties and assumptions that could have a material adverse effect on USA’s business, financial condition or results of operations.  You should understand that the following important factors could affect USA’s future results and could cause those results to differ materially from those expressed in the forward-looking statements:  (1) the risk that USA’s and Expedia’ businesses and/or USA’s and Hotels.com’s businesses will not be integrated successfully; (2) costs related to the proposed transactions; (3) material adverse changes in economic conditions generally or in such conditions affecting USA’s markets or industries; (4) future regulatory and legislative actions and conditions affecting USA’s operating areas; (5) competition from others; (6) successful integration of our divisions’ management structures; (7) product demand and market acceptance; (8) the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; (9) the ability to maintain the integrity of USA’s systems and infrastructure; (10) the ability to expand into and successfully operate in foreign markets; (11) obtaining and retaining skilled workers and key executives, (12) acts of terrorism; and (13) war or political instability. In addition, investors should consider the other information contained in or incorporated by reference into USA’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the fiscal year ended 2002, especially in the Risk Factors and the Management’s Discussion and Analysis sections, and its Current Reports on Form 8-K.  Other unknown or unpredictable factors also could have material adverse effects on USA’s future results, performance or achievements.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.

USA is not under any obligation and does not intend, except as specifically stated, to make publicly available any update or other revisions to any of the forward-looking statements contained in this press release to reflect circumstances existing after the date of this press release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

In connection with the proposed merger transactions with Expedia and Hotels, USA Interactive and Expedia will file a proxy and information statement/prospectus and USA Interactive and Hotels.com will file an Information Statement/Prospectus, in each case with the Securities and Exchange Commission. Investors and security holders are urged to read carefully these documents regarding the proposed transactions when they become available, because they will contain important information. Investors and security holders may obtain a free copy of these documents(when eachis available) and other documents containing information about USA Interactive, Expedia, Inc. and Hotels.com, without charge, at the SEC’s web site at http://www.sec.gov.  Free copies of USA Interactive’s filings may be obtained by directing a request to USA Interactive, 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, free copies of Expedia’s filings may be obtained by directing a request to Expedia, Inc. 13810 SE Eastgate Way, Suite 400, Bellevue, Washington 98005, Attention:  Investor Relations, and free copies of Hotels.com’s filings may be obtained by directing a request to Hotels.com, 8140 Walnut Hill Lane, Suite 203, Dallas, TX 75231, Attention: Investor Relations.

This presentation refers to budgeted data from the USA 2003 budget released on February 6, 2003.  The budgeted data is as of February 6, 2003 and is not being updated or confirmed as of the date hereof.  Pro forma financial information includes the results from Expedia as of January 1, 2001, and is pro forma for the exchange of Holdco shares by Liberty, the Vivendi transaction and the Ticketmaster merger as if they had occurred on January 1, 2001.

EBITA is defined as defined as operating income plus amortization of (1) non-cash compensation, (2) non-cash distribution and marketing and (3) other intangibles (and goodwill in 2001), (4) non-recurring items and (5) HSN disengagement costs. Adjusted Net Income generally captures all income statement items that have been, or will ultimately be, settled in cash and is defined as net income available to common shareholders plus: (1) amortization of non-cash distribution and marketing expense, (2) amortization of non-cash compensation expense, (3) amortization of intangibles (and goodwill in 2001), net of related tax and minority interest expense, (4) equity income or loss from USA’s 5.44% interest in VUE, and (5) non-recurring items and / or restructuring charges. Adjusted EPS is defined as Adjusted Net Income divided by fully diluted shares outstanding for Adjusted EPS purposes For reconciliations from non-GAAP to GAAP metrics, please refer to www.usainteractive.com.

[USA INTERACTIVE LOGO]

Engaging worldwide in the business of interactivity
via the Internet, the television and the telephone.